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                            December 20, 2022

       Mark Palfreeman
       Chief Executive Officer
       Nixplay Inc.
       12301 Whitewater Dr., Suite 115
       Minnetonka, MN 55343-3932

                                                        Re: Nixplay Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed on December
6, 2022
                                                            File No. 024-12011

       Dear Mark Palfreeman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed December 6, 2022

       Risk Factors
       Risks Related to our Operations in Hong Kong
       There may be difficulties in effecting service of legal process..., page
12

   1.                                                   Your representation
here that none of the Company's officers or directors are based in
                                                        Hong Kong conflicts
with the statement on page 14 that your CFO is currently based in
                                                        Hong Kong. Please
revise to clarify.
 Mark Palfreeman
FirstName LastNameMark Palfreeman
Nixplay Inc.
Comapany20,
December   NameNixplay
              2022      Inc.
December
Page 2    20, 2022 Page 2
FirstName LastName
Risks Related to the Securities in this Offering
There is a possibility that our Company may lose eligibility..., page 14

2. Please describe with specificity all material consequences to you and to your investors that could result from the company losing eligibility to rely on the Regulation A exemption to conduct this offering. Additionally, include this risk factor as one of the "Selected Risks
         Associated with Our Business" section of your circular summary.
       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jeanne Campanelli